Exhibit (a)(5)(C)

Johnson & Johnson

Media Contacts:	Bill Price (732) 524-6623 (732) 668-3735 (m)	Jeffrey J. Leebaw (732) 524-3350 (732) 642-6608 (m)

Investor Contact:	Stan Panasewicz (732) 524-2524	Louise Mehrotra (732) 524-6491
FOR IMMEDIATE RELEASE
Johnson & Johnson Begins Tender Offer to Acquire Mentor Corporation
New Brunswick, N.J. (Dec. 12, 2008) — Johnson & Johnson (NYSE: JNJ) is commencing today, through a new wholly owned subsidiary, Maple Merger, Sub, Inc., a cash tender offer to purchase all outstanding shares of common stock of Mentor Corporation (NYSE: MNT). Johnson & Johnson reported on December 1, 2008 its intent to acquire Mentor.
Upon the successful closing of the tender offer, shareholders of Mentor will receive $31.00 in cash for each share of Mentor common stock tendered in the offer, without interest and less any required withholding taxes. Following the purchase of shares in the tender offer, Mentor will operate as a stand-alone business unit reporting through ETHICON, Inc., a Johnson & Johnson company.
Johnson & Johnson will file today with the Securities and Exchange Commission a tender offer statement on Schedule TO that provides the terms of the tender offer. Mentor will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 that includes the recommendation of Mentor’s board of directors that Mentor shareholders accept the tender offer and tender their shares to Johnson & Johnson. As previously announced, Mentor’s board of directors has approved the transaction.

The tender offer will expire at 12:00 midnight on January 12, 2009 unless extended in accordance with the merger agreement and the applicable rules and regulations of the SEC. The closing of the tender offer is conditioned on the tender of a majority of the outstanding shares of Mentor’s common stock on a fully diluted basis. The closing is also conditioned on clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.
About Johnson & Johnson
Caring for the world, one person at a time...inspires and unites the people of Johnson & Johnson. We embrace research and science — bringing innovative ideas, products and services to advance the health and well-being of people. Our 119,400 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.
Additional Information
This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Mentor Corporation. Johnson & Johnson will file a tender offer statement with the SEC, and will mail an offer to purchase, forms of letter of transmittal and related documents to Mentor shareholders. Mentor will file with the SEC, and will mail to Mentor shareholders, a solicitation/recommendation statement on Schedule 14D-9. These documents contain important information about the tender offer and shareholders of Mentor are urged to read them carefully when they become available.
These documents will be available at no charge at the SEC’s website at www.sec.gov. The tender offer statement and the related materials may be obtained for free by directing a request by mail to Georgeson Inc., 199 Water Street, New York, New York 10038 or by calling toll-free (888) 679-2897. In addition, a copy of the offer to purchase, letter of transmittal and certain other related tender offer documents (once they become available) may be obtained free of charge by directing a request to Johnson & Johnson at www.jnj.com, or Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attn: Corporate Secretary’s Office.
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